Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

November 30, 2009

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Interline Brands, Inc. Amendment No. 2
Registration Statement on Form S-3 (File No. 333-162340)

Ladies and Gentlemen:

On behalf of Interline Brands, Inc., a Delaware corporation (the “Company”), Interline Brands, Inc., a New Jersey corporation (“Interline New Jersey”), and certain subsidiaries of the Company named as guarantors in the Registration Statement referenced above (the “Guarantors”), we submit in electronic form for filing the accompanying Amendment No. 2 to the Registration Statement on Form S-3 (“Amendment No. 2”) of the Company, Interline New Jersey and the Guarantors, together with Exhibits, marked to indicate changes from Amendment No. 1 to the Registration Statement on Form S-3 filed with the Securities and Exchange Commission (the “Commission”) on November 13, 2009.

Amendment No. 2 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter from Pamela A. Long, dated November 19, 2009 (the “Comment Letter”).  The discussion below is presented in the order of the numbered comments in the Comment Letter.  Certain capitalized terms set forth in this letter are used as defined in the Registration Statement.  For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 2 and to the prospectus included therein.

The Company has asked us to convey the following as its responses to the Staff:

Description of the Capital Stock of Interline Brands, page 7

1.                                      We note your response to comments two and three in our letter dated October 20, 2009.  We also note the statements in the introductory paragraph under “General” that this section summarizes “certain” terms and provisions, and the disclosure in this section is “only a summary” and each investor should refer to the applicable provisions of Delaware law, your certificate of incorporation and by-laws, and the rights plan.  Please be advised that these statements may suggest that you have not disclosed the “material” terms and provisions of Delaware law, your certificate of incorporation and by-laws, and the rights plan.  Please revise accordingly.  Please also comply with this comment in the fourth paragraph under “Description of Depositary Shares of Interline Brands” on page 12 and in the second paragraph under “Description of Warrants of Interline Brands” on page 26.

Response to Comment 1

The registration statement has been revised in response to the Staff’s comment.  Please see pages 7, 12 and 26 of Amendment No. 2.

Definitive Proxy Statement on Schedule 14A Filed on March 26, 2009

Compensation Discussion and Analysis, page 18

2.                                      We note your response to comment 19 of our letter dated October 30, 2009.  While you state that the company “does not engage in benchmarking to any specific comparative levels” and that the compensation committee’s decisions regarding the specific amounts of compensation are subjective, disclosure such that compensation amounts are fair and appropriate when compared to the peer group companies in itself underlines a benchmarking component which is not clearly explained in your response.  With a view toward future disclosure, please tell us why the compensation committee determined that these compensation amounts are fair and appropriate.

Response to Comment 2

As disclosed on page 18 of the Proxy Statement, the Company’s compensation committee engages Frederic W. Cook & Co.  (“FW Cook”) as its compensation consultant to assist the compensation committee in assessing best practices with respect to compensation trends and to recommend a relevant group of peer companies against which to assess, among other things, the competitiveness and appropriateness of the Company’s executive compensation (referred to as the Company’s “2008 peer group”).  In this regard, FW Cook provides the compensation committee with 2008 peer group information regarding the 25th percentile, median and 75th percentile levels of total direct compensation (salary, annual bonus and long-term incentive) provided by members of the 2008 peer group to its respective named executive officers.  The compensation committee reviews this information with FW Cook and the chief executive officer.  The Company believes that compensation that falls within the 25th percentile and 75th percentile is generally competitive in comparison to the 2008 peer group companies, taking into account the relative size of the Company as compared to the 2008 peer group companies, with compensation below the median being at the lower end of the competitive range and compensation above the median being at the higher end of the competitive range.  The Company uses this range of compensation levels to assess the extent to which the compensation provided to the Company’s named executive officers is generally consistent with (or significant inconsistent with) that offered by the 2008 peer group companies to their named executive officers, but the Company does not peg any particular element of compensation (or total compensation) to any specific targeted peer group level.  The compensation committee also reviews specific relevant factors for each named executive officer (including his performance and accomplishments, the extent to which the position is critical to the Company, length of service and difficulty of recruiting, and other factors described below under “Compensation Programs —Base Salaries” and “Compensation Programs — Equity Compensation”), in making its determinations that the compensation level is appropriate for the named executive officer.  The Company’s future filings will include disclosure consistent with the foregoing.

Base Salaries, page 19

3.                                      We note your response to comment 20 of our letter dated October 30, 2009.  In accordance with Item 402(b)(1)(v), Items 402(b)(2)(v) and (vii) of Regulation S-K, your disclosure should discuss in reasonable detail how the amount for each element of compensation is determined, how the specific items of corporate and individual performance influence the compensation committee’s decisions in arriving at specific compensation amounts.  Your disclosure that base salary increases of up to 5% are standard and appropriate is conclusory and provides no insight into the compensation committee’s decision making process.  In future filings, please ensure that your disclosure clearly outlines each material factor considered by the compensation committee is setting compensation amounts by avoiding overly broad and boilerplate disclosure.  Please show us in our supplemental response what your revisions will look like.

Response to Comment 3

The Company’s determination of base salaries for the Company’s named executive officers is based upon consideration of the following material factors: (1) the Company’s evaluation of the named executive officer’s performance in the preceding fiscal year; (2) the anticipated contribution by the named executive officer in the upcoming fiscal year, taking into account the role, responsibility and scope of each position; (3) the extent to which the current base salary level is within (or outside) the 2008 peer group’s 25th-75th percentile levels range for base salaries for comparable positions in the Company’s industry (and whether it is at the lower end or the upper end of such range); (4) any extraordinary changes that have occurred (such as a significant change in responsibilities or a promotion); (5) any specific requirements set forth in a named executive officer’s employment agreement; (6) the named executive officer’s length of service and his performance over an extended period of time; (7) general economic conditions (such as effect of inflation and importance of cost-of-living adjustments); and (8) the value and potential value for the executive of the other elements of the Company’s compensation program.  The Company does not provide any additional weighting to any single factor and all of the above considerations are addressed collectively in the determination of the named executive officer’s base salary level.  The Company’s future filings will include disclosure consistent with the foregoing.

Equity Compensation, page 22

4.                                      We note your response to comment 23 of our letter dated October 30, 2009.  Your response provides little to no insight into how the compensation committee determined the ultimate level of the equity awards.  It appears from your response that the committee made a subjective determination of the factors it considered, nevertheless your CD&A discussion does not explain how qualitative inputs are translated into objective pay determinations.  In future filings please revise your disclosure accordingly and ensure that the factors considered by the committee are understandable (for example, it is not clear what the “Company-wide equity budget” is).  Please show us in your supplemental response what your revisions will look like.

Response to Comment 4

In determining the ultimate level of the equity awards granted to each named executive officer, the Company considers many of the same material factors that it considers when setting other elements of compensation, including (1) the Company’s evaluation of the named executive officer’s performance in the preceding fiscal year; (2) the anticipated contribution by the named executive officer in the upcoming fiscal year, taking into account the role, responsibility and scope of each position; (3) the extent to which the long-term equity award grant value is within (or outside) the 2008 peer group’s 25th-75th percentile levels range for long-term equity award grants for comparable positions in the Company’s industry (and whether it is at the lower end or the upper end of such range); (4) any extraordinary changes that have occurred (such as a significant change in responsibilities or a promotion); and (5) the value and potential value for the executive of the other elements of the Company’s compensation program.  In addition, as disclosed on pages 22-23 of the Company’s Proxy Statement, the Company considers the following material factors that have particular relevance to long-term equity grants: (1) the Company-wide equity budget (which is the aggregate grant values of all long-term equity awards available for grant to all employees in the Company, expressed as a percentage of the Company’s market capitalization), which is taken into account in determining the relative size of awards granted to the named executive officers to ensure there is sufficient value available for grant to the other eligible employees of the Company; and (2) the named executive officer’s wealth accumulation from previous grants (with an emphasis on the extent to which outstanding equity grants are still unvested and thus continue to represent substantial retentive value).  Similar to the determinations with respect to other elements of compensation, the Company considers all relevant factors taken as a whole in setting the applicable equity grant for the fiscal year.  The Company’s future filings will include disclosure consistent with the foregoing.

*  *  *  *

If you have any questions concerning the above responses, please do not hesitate to contact either the undersigned at (212) 373-3025 or Piibe Jogi at (212) 373-3314.

Sincerely,

/s/ John C. Kennedy
John C. Kennedy, Esq.

cc:	Michael Agliata, Esq.
Interline Brands, Inc.